ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775)375-5240 - adaiahdistribution@gmail.com

September 11, 2014

Ms. Mara L. Ransom
Ms. Liz Walsh
United States Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.20549

Re:	Adaiah Distribution Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed August 13, 2014 File No. 333-192895

Dear Ms. Ransom and Ms. Walsh,

We thank you for your review of Amendment No. 4 to our Registration Statement as filed on August 13, 2014.  Based upon your comments on August 26, 2014 we have further amended the Registration Statement as follows:

Summary Financial Information, page 7

1.
You make reference to the financial information being derived from your “reviewed” financial statements. Please note that if you elect to make reference to your financial statements and related financial information as having been reviewed, you must file the related review report of your independent registered public accounting firm, along with a letter from your auditor acknowledging your use of its review report filed as an exhibit to your registration statement as required by Item 601(b)(15) of Regulation S-K. Alternatively, you may remove the reference to your financial statements as having been “reviewed.”

We have removed the reference to our financial statements having been reviewed.

Risk Factors, page 9

Risks Related to Our Business, page 9

Because the Company’s Headquarters and Assets…, page 11

ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775)375-5240 - adaiahdistribution@gmail.com

2.	Please revise your risk factor to clarify that your assets, including but not limited to your sewing shop, are still located in the Russian Federation.

We have revised the risk factor.

Dilution, page 15

3.	We note that your total liabilities as of April 30, 2014, were $26,597, rather than $25,597, as stated on page 16. Please revise your dilution calculations accordingly.

The dilution calculations have been corrected.

Statements of Operations, page F-4

4.
We note your response to comment 13 in our letter dated July 29, 2014 and are reissuing our comment. It is not appropriate to record cost of sales in the period ended October 31, 2013 if the related sales did not occur until a subsequent period. Please tell us in detail your basis in U.S. GAAP for this presentation or revise. Please also ensure related information in your registration statement is also revised to the extent any revisions are made, such as your disclosure in MD&A on page 20.

The cost of goods has been moved from the period ended October 31, 2013 to the period ended January 31, 2014 and all disclosure throughout has been revised.

Statements of Operations, page F-22

5.
We note your response to comment 12 in our letter dated July 29, 2014. While you have labeled your audited financial statements as restated, we note you have not consistently labeled your unaudited financial statements as restated where significant revisions have been made. Please revise to consistently label them as restated or tell us why no revision is necessary.

The unaudited financial statements have been consistently labeled as restated.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
☐
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nikolay Titov
Nikolay Titov
President